UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
RMR Laboratories Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 4, 2017

Physical address of issuer
3546 Via Dolce, Marina Del Rey, CA 90292

Website of issuer
www.rmrlaboratories.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

November 3, 2017

FORM C

Up to $1,070,000.00

RMR Laboratories Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by RMR Laboratories Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 (the "Minimum Amount") and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.rmrlaboratories.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 3, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.rmrlaboratories.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

RMR Laboratories Inc. (the "Company") is a Delaware corporation, formed on August 4, 2017.

The Company is located at 3546 Via Dolce, Marina Del Rey, CA 90292.

The Company's website is www.rmrlaboratories.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We develop over-the-counter consumer pharmaceuticals for the cannabis industry. Our research focuses on developing proprietary formulations, starting with topicals. We sell the proprietary formulations and ingredients to cannabis companies for them to private label.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2017
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 23 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equal to OpenDeal Inc. DBA Republic's commission equivalent to 2% of the Securities issued in the offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on August 4, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

To date, we have not generated revenue and we rely on external financing to fund our operations.
If we fail to raise the Minimum Amount in this Offering or fail to execute our business plan successfully, then we will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Our business depends on developing and maintaining productive relationships with our production and distribution partners.
We depend on our partners to produce and distribute our product. Many factors outside our control, including, but not limited, to product shortages, labor disputes, or transportation disruptions, could adversely affect our partner's ability to deliver to customer's quality products and services in a timely manner.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

We rely on various intellectual property rights, including licenses in order to operate our business.
As we expand our business, protecting our intellectual property will become increasingly important. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If the Company is found to infringe on one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Michael Lui in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Michael Lui dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company operates in a vertical supply chain with high compliance and regulatory requirements.
Although the company does not sell or distribute cannabis directly, a part of its business model is dependent on those that do. While the company is unlikely to face direct federal pressure, its entire business model is at risk if federal or state laws change for medical (or recreational) cannabis use.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substances Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, was effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would negatively impact our business in a material way. Adverse independent decisions by federal officials, organizations and agencies regarding enforcement tactics and interpretations of Federal Law and guidance documents may negatively impact our business in a material way.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

The U.S. Food and Drug Administration (the "FDA") regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices ("CGMP") related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require facilities where medical-use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially and adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations, public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Michael Lui.
A portion of the proceeds from the Offering will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 95.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent

changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of its CF Shadow Securities.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We develop over-the-counter consumer pharmaceuticals for the cannabis industry. Our research focuses on developing proprietary formulations, starting with topicals. We sell the proprietary formulations and ingredients to cannabis companies for them to private label.

Business Plan
RMR Laboratories is dedicated to an evidence-based, scientific approach to developing health and wellness products for the cannabis industry. We aim to combine the rigor of this approach with a product launch cycle of a fast-moving consumer packaged goods company. Another pillar of our strategy resides in developing a nationwide distribution model with key cannabis industry customers. And the final pillar is to acquire key influencers, both in cannabis and for target end user segments, for demand generation. We expect our growth and product development pipeline will require access to public markets, via initial public offering, to further fund our expansion.

Our operating model allows us to scale quickly and efficiently. We focus our capabilities on research, development, and marketing, while developing relationships for production and distribution. We centralize the production of the topical formula base without cannabis, then ship the formula base material to each state to produce the final products with cannabis active ingredients and distribute them in state. This means that we can scale into each new state with minimum capital expenditure and regulatory risk.

For our first product line in topicals, we are in the process of acquiring an exclusive, perpetual license for a transdermal technology that penetrates the skin through the intercellular route, which is the most direct path. The technology represents a revolution to transdermal delivery. There is no other transdermal technology in the cannabis industry that takes this route. Products that use this technology are more efficient with active ingredients (products need less, which lowers costs of goods sold), are more consistent (because it takes a direct path), and creates more options for product development (because the barrier to bodily absorption is removed). We have products in the commercialization phase using this technology targeting chronic pain and sports injury. Our roadmap for development in the topicals product category has opportunities to build depth for each production application, like chronic pain, as well as breadth into new applications, like insomnia and arthritis. We will adjust our formulations to build product depth by 1) combining additional active ingredients to each formulation 2) adjusting the concentration of actives versus the transdermal base formulations and 3) adjusting other chemical properties to increase the duration or systemic effect of the formulation. The objective is to build a well-rounded series of formulations and end products for each health application we address. We will take this approach to all product categories we choose to pursue. Our pipeline for additional categories includes, but not limited to, nasal and sublingual sprays, shampoos and bath treatments, patches, and pills.

To execute on the second pillar of our strategy, RMR Laboratories has partnered with Advanced Nutrients as their exclusive supplier of transdermal formulations. Over their 17 years in operation, Advanced Nutrients has built a distribution network that has a presence in all 50 US states as well as 95 countries around the world. Advanced

Nutrients currently sells chemical and biological fertilizers to cannabis growers. We are launching our first series of products in California and will expand using their asset base as attractive opportunities arise. Advanced Nutrients will be a preferred customer and partner while we continue to look for opportunities to strategically private label. Furthermore, RMR Laboratories is in the process of partnering with Harrington Wellness, a division of Viola Holdings, to private label our formulations for distribution in Colorado and Oregon. We will provide them with the base formulations and technical expertise to ramp up their production. These partnerships also come with key influencers in the sports, wellness, and cannabis sectors that we intend to leverage with targeted marketing campaigns. Finally, we are beginning negotiations with a third company (to be named) to private label in Washington and Nevada.

In executing the final pillar of our strategy, we have connected with major influencers in the target market. The CEO of Advanced Nutrients, "Big" Mike Straumietis, maintains a following of about two million people across his social media and web properties. He is also a well-respected authority on the cannabis industry. Harrington Wellness is led by Al Harrington and Joe Abunassar, who are both well respected in the professional sports arena, especially the NBA. Al recently retired after a 16-year professional NBA career and Joe maintains an NBA training camp where over 125 professional NBA players have attended. We continue to seek other influencers, and have had tremendous interest, but are not yet ready to announce additional partnerships formally.

We will use this foundation of capabilities, partnerships and assets to fuel our expansion into new state markets nationally and internationally. This will require an infusion of growth capital which we will acquire through an initial public offering, or IPO, within two to four years. The exact timing and exchange for the listing will be dictated by underlying operating metrics and the public market environment. However, the strategic decisions we make are towards this overall objective.

History of the Business

Since RMR began operations on August 4, 2017, our focus has been building capability in three areas: (1) product development; (2) market research; and (3) customers and strategic partnerships. In a few short months, we have formed a partnership with Advanced Nutrients who has a presence in 50 US states as well as 95 countries around the world. We are also in the process of negotiations with Harrington Wellness to be an early customer. Our product development has yielded a series of formulations that are ready to commercialize as well as build a roadmap of additional products to develop. Our market research has provided us with the confidence that our formulations are competitive in the marketplace.

The Company's Products and/or Services

The operating plan is to go to market with the following products in 1Q 2018:

Product / Service	Description	Target Market
CBD Chronic Pain Relief Lotion	A pain-relieving lotion that contains 10% concentration of CBD	Those afflicted with chronic pain (about 110M people in the US)
CBD Sports Injury Pain Relief Lotion	A pain-relieving lotion that contains 10% concentration of CBD	Athletes
CBD Muscle Performance Gel	An anti-inflammatory, cooling gel that contains a 5% concentration of CBD	Athletes
CBD Cramp and Spasm Balm	A thick balm with 5% concentration of CBD designed to be used to treat spasms and cramps	Athletes
THC Stress and Anxiety Relief Lotion	A lotion with 10% THC concentration designed to calm and soothe the body systemically	Young professionals/Baby boomers

Competition

Although we are unaware of any other consumer pharmaceutical companies in the cannabis space, there are competitors in the topicals product category. Some of the bigger topical brands are Mary's Medicinals, Dixie Elixirs, CW Botanicals, and Herbabuena. Many of these competitors also make products in adjacent categories, like patches, tinctures, and oils. In the pain relief market, there are many established over-the-counter pain relief creams, like BenGay, Tiger Balm, SalonPas, and Icy Hot. Finally, outside of pain relief creams, there are other pain relief therapies, like icing, compression, and rest.

Positioning relative to any pain relief creams is straightforward. There are no topicals that contain our proprietary transdermal chemistry to deliver active ingredients through the skin. Our chemistry has been shown to deliver active ingredients between 5 - 25mm below the surface of the skin with pain-relieving effects within 5 minutes. In the cannabis industry, the competition has established brands, but there is no single competitor that dominates the topical category. Further, the speed of industry growth and deregulation is stretching the supply chains of established cannabis industry players. RMR's partnership with Advanced Nutrients is a differentiator in that they have physical assets in over eight states with a distribution presence in all 50 states. RMR can scale quickly using these assets, while also strategically partnering as we are doing in Colorado, Oregon, Nevada, and Washington. Our topicals address the source of the muscle or joint inflammation rather than try to mask the pain, like IcyHot. Finally, unlike opioids, our pain relieving topicals have a localized effect, are not psychoactive (in the case of CBD), and are convenient to use because they do not impair motor function.

Supply Chain and Customer Base

Raw materials come in three categories - base formulations, active ingredients (including THC/CBD), and packaging/labeling. Base formulations come from an onshore supplier that has the ability to ramp up to meet our growth projections. Lead times are two weeks so we can be responsive to increasing demand. Active ingredients are supplied in each state locally. Packaging (bottles) are stocked in bulk from overseas suppliers and secondary packaging (boxes) as well as labels are sourced onshore.

RMR Laboratories sells to cannabis companies in the health and wellness sector while also marketing to end consumers using the products. Our current customers include Advanced Nutrients in California. We are finalizing an agreement with Harrington Wellness for Colorado and Oregon and we are beginning discussions with another company for distribution in Washington and Nevada.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Ampersand Biopharmaceuticals	RMR Laboratories	Licensor hereby grants to RMR a worldwide, exclusive, perpetual license under all of the Licensor Patent Rights and Licensor Technology Rights, including the right to sublicense any or all of such rights, to make, have made, use, have used, sell, have sold and import the Transdermal Drug Technology in the cannabis industry.	In process

Governmental/Regulatory Approval and Compliance

The Company operates in a vertical with high compliance and regulatory requirements. Although the company does not sell or distribute cannabis directly, a part of its business model is dependent on those that do. While the company is unlikely to face direct federal pressure; its entire business model is at risk if federal or state laws change for medical (or recreational) cannabis use.

Litigation

None

Other

The Company's principal address is 3546 Via Dolce, Marina Del Rey, CA 90292.

The Company does not have any additional addresses.

The Company conducts business in California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
RMRCA Inc.	C-Corporation	California	October 11, 2017	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	4.0%	$2,000	0.19%	$2,000
Estimated Attorney Fees	4.0%	$2,000	0.19%	$2,000
Estimated Accountant/Auditor Fees	2.0%	$1,000	0.09%	$1,000
General Marketing	10.0%	$5,000	17.29%	$185,000
Research and Development	20.0%	$10,000	24.77%	$265,000
Equipment Purchases	10.0%	$5,000	2.34%	$25,000
Future Wages	16.0%	$8,000	28.97%	$310,000
Accrued Wages	8.0%	$4,000	1.68%	$18,000
Repayment of Debt	4.0%	$2,000	0.19%	$2,000
General Working Capital	22.0%	$11,000	24.30%	$260,000
Total	100.0%	**$50,000**	100.00%	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Depending on the growth of the business, we may need to allocate more towards working capital, marketing and asset purchases, including capital leases for new facilities.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
James Buck Jordan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: 8/4/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Partner, Canyon Creek Capital: 3/1/10 - Present. As Managing Partner his duties consisted primarily of overseeing the investments of Canyon Creek Capital, Fund II, an opportunistic "Bridge to the A" and series A focused fund which invests in companies with large potential markets, capital efficient businesses and strong founding teams. His investment approach included providing entrepreneurs with the capital, contacts and strategic advice to help them scale their business.

Education
Indiana University, BS
University of California, Los Angeles, MBA

Name
Michael Lui

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and CEO: 8/4/17 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO/CO-founder, OmicMD (Healthcare IT): 7/1/16 - 6/18/17: Responsibilities included product development, sales and marketing.
Senior Product Manager, Amazon.com: 12/4/13 - 6/30/16: Worked as part of a handpicked team to work in "Corporate Projects," a secretive team within Amazon that works on big market opportunities. Also worked as part of the launch team for AmazonBooks, the company's first brick and mortar business. In 4 months, developed the vision and executed the operating model for inventory management and supply chain to support the launch. Owned supply chain product development for Fulfillment by Amazon (FBA). Developed roadmap and pilot for potential $500MM market opportunity in new services for third party sellers.

Education
Pennsylvania State University, BS, Economics
University of California, Los Angeles, MBA

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Lui

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and CEO: 8/4/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO/CO-founder, OmicMD (Healthcare IT): 7/1/16 - 6/18/17: Responsibilities included product development, sales and marketing.
Senior Product Manager, Amazon.com: 12/4/13 - 6/30/16: Worked as part of a handpicked team to work in "Corporate Projects," a secretive team within Amazon that works on big market opportunities. Also worked as part of the launch team for AmazonBooks, the company's first brick and mortar business. In 4 months, developed the vision and executed the operating model for inventory management and supply chain to support the launch. Owned supply chain product development for Fulfillment by Amazon (FBA). Developed roadmap and pilot for potential $500MM market opportunity in new services for third party sellers.

Education
Pennsylvania State University, BS, Economics
University of California, Los Angeles, MBA

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,000,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company does not have any debt outstanding.

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is owned by one person: Michael Lui.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Michael Lui	100.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

RMR Laboratories was formed on August 4, 2017 and is currently pre-revenue. Since inception, we have accrued three main categories of expense in the following areas: 1) product development 2) business and administrative expenses and 3) marketing.

RMR Laboratories expects to achieve profitability over the next year by executing our business plan with the agreements from our established partners. We will supply our partners with established formulations and work with them to ramp up their production capabilities as well as develop targeted marketing campaigns. They will distribute to the end customer. Upon our first delivery of topical formulations, we will be profitable.

Liquidity and Capital Resources

The proceeds from the offering will allow RMR Laboratories to ramp up production for the first series of formulations to target chronic pain and sports injuries that we will supply to our production and distribution partners. This production ramp requires both working capital and capital expenditure. We will adjust our production ramp based on the amount of funds raised from the Offering.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing this Form C, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering. The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations and/or a discounted cash flow model. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Fund America, LLC.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.0001 per share, of which 5,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does have a shareholder/equity holder agreements in place. Intellectual Property Associates, LLC holds a warrant allowing them to purchase 2,375,000 shares of stock from SPARK vc, LLC.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; or any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Lui
_____
(Signature)

Michael Lui
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/James Buck Jordan
_____
(Signature)

James Buck Jordan
_____
(Name)

Director
_____
(Title)

11/3/17
_____
(Date)

/s/Michael Lui
_____
(Signature)

Michael Lui
_____
(Name)

Director
_____
(Title)

11/3/17
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

RMR Laboratories, Inc.
(a Delaware corporation)

Unaudited Financial Statements
At August 4, 2017

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 3, 2017

To: Board of Directors of RMR Laboratories, Inc.
        Attn: Michael Lui and Buck Jordan

Re: 2017 Financial Statement Review
        RMR Laboratories, Inc.

We have reviewed the accompanying financial statements of RMR Laboratories, Inc. (the "Company"), which comprise the balance sheet as of August 4, 2017 (inception), and the related statements of income and cash flows for the day of August 4, 2017 (inception), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

RMR LABORATORIES, INC.
BALANCE SHEET
As of August 4, 2017
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Current Liabilities:		
Accounts Payable	$	0
Total Liabilities		0
TOTAL LIABILITIES		0
Commitments and Contingencies		
Stockholder's Equity:		
Common Stock, $0.0001 par, 10,000,000 shares authorized,		
2,000,000 shares issued as of August 4, 2017		200
Subscription receivable		(200)
Additional paid-in capital		0
Retained Earnings		0
Total Stockholder's Equity		0
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	0

RMR LABORATORIES, INC.
STATEMENT OF OPERATIONS
August 4, 2017
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		0
Sales and marketing		0
Organizational expenses		0
Total Operating Expenses		0
Operating Income		0
Provision for Income Taxes		0
Net Income	$	0

RMR LABORATORIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For August 4, 2017
(Unaudited)

	Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholder's Equity (Deficit)
	Number of Shares	Par Value				
As of August 4, 2017	0	$0	$0	$0	$0	$0
Issuance of common stock to founder	2,000,000	$ 200	$ 0	$ (200)	$ 0	$ 0
Net Income	0	0	0	0	0	0
Balance as of August 4, 2017	2,000,000	$ 200	$ 0	$ (200)	$ 0	$ 0


RMR LABORATORIES, INC.
STATEMENT OF CASH FLOWS
August 4, 2017
(Unaudited)


Cash Flows From Operating Activities

Net Loss	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses		0
Net Cash Used In Operating Activities		0

Cash Flows From Investing Activities

Purchase of property and equipment	0
Net Cash Used In Investing Activities	0

Cash Flows From Financing Activities

Issuance of common stock	0
Net Cash Provided By Financing Activities	0

Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0

RMR LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 4, 2017
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

RMR Laboratories, Inc. (which may be referred to as the "Company," "we," "us," or "our") researches and develops over-the-counter topicals using nutraceuticals to target chronic pain relief.

The Company incorporated in August 2017 in the State of Delaware. The Company did not begin operations until 2017.

Since Inception, the Company has relied on securing loans to fund its operations. As of August 4, 2017, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of August 4, 2017, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of August 4, 2017, the Company had no cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of August 4, 2017, the Company did not have any outstanding accounts receivable as it has not yet begun operations as of August 4, 2017.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are

eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of August 4, 2017.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of August 4, 2017 as the Company had not yet begun operations. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of August 4, 2017, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of August 4, 2017, the Company had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S.

GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate or state income tax return since the Company was not operational as of a calendar year end and therefore a tax return has not yet been required to be filed. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and therefore did not incur any profit as of August 4, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – STOCKHOLDER'S EQUITY

Issuance of Common Stock
The Company issued 2,000,000 shares of the Company's common stock to the founder at a purchase price per share of $0.0001 for a total purchase price of $200.00. The purchase price was paid when the Company executed a stock purchase agreement in November 2017.

NOTE 7 – SUBSEQUENT EVENTS

Licensing Agreement
The Company is finalizing an exclusive license agreement for certain intellectual property rights of a third party with respect to a product containing that third party's technology. The Company expects to issue warrants for the purchase of 4,000,000 shares of common stock at a price of $0.0001 per share or a total purchase price of $400. The Company expects to sign an agreement in November 2017.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs ("Simple Agreement for Future Equity") for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by December 31, 2017 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 1, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

BIG MIKE stands in a business-type setting.

LOWER THIRD: CO-FOUNDER/INFLUENCER

BigMike: At RMR Laboratories, we're beginning a revolution in health and wellness by combining top-notch teams in cannabis science, healthcare, product design, and production with revolutionary cannabinoid delivery systems. Using meticulously researched and clinically tested modes of identifying and extracting specific cannabinoids, we aim to deliver highly targeted results to millions of users. Starting with our exclusive SkinDrive technology, we will open the world of cannabinoid-based health to a growing population that demands products that are convenient to use, safe and effective. At RMR Laboratories, we are truly changing the way the world views wellness.

CUT TO: MIKE LUI stands in front of his desk.

LOWER THIRD: CO-FOUNDER/CEO

Mike Lui: Our pioneering SkinDrive technology and exclusive access to leading cannabis industry partners like BigMike has us poised to deliver benefits to the millions of users who are looking toward cannabis for better ways to treat their health ailments. As a US Army veteran, I know firsthand the toll that is taken on soldier's bodies. I am excited to launch our first series of products aimed at chronic pain and sports injuries that I and my fellow veterans can benefit from. When I read about the opioid epidemic and see the devastation that is happening to our families and communities, I know there is a better, safer way. With the development of SkinDrive, we have a convenient, safe, and effective way to apply the healing effects of cannabis in a form people can use everyday. . Health and wellness is the fastest growing sector of the cannabis industry, and is set to reach $25 billion in sales by 2023. We look forward to sharing a future of innovation and prosperity with our supporters.

CUT TO: OSCAR DE LA HOYA, in exercise clothes.

LOWER THIRD: Inventor

Ryan Beal: SkinDrive, RMR Laboratories' delivery technology, has been in development for over a decade and has been rigorously tested in trials at a number of universities -- with U.S. and worldwide patents in process, it's at the forefront of the dynamic and rapidly advancing field of cannabinoid-based health and wellness. The innovative products we have in the pipeline are poised to change the way people seek highly individualized, effective, and results-driven treatment. In the near future, we'll all have the power to maximize our potential and eliminate some of our most persistent and nagging complaints.

EXHIBIT C
Offering Page

Republic

For investors   For companies   About   Blog   ✉ 1   ⚡

RMR Laboratories

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Injection-like delivery of cannabis through your skin with a cream

`ENTREPRENEURSHIP`   `VETERANS`   `CONSUMER GOODS`



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RAISED OF $50K MINIMUM GOAL *i*

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Invest in RMR Laboratories

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Pitch   About   FAQ   Discussion   Company updates ⓪

Company Highlights:

- Game-changing cannabis delivery technology; 40 US and worldwide patents in process

- Injection-like speed and efficacy through a topical; proven clinical results

- Current sales pipeline of $2.2M

- Secured exclusive deal with largest, most profitable company in cannabis - Advanced Nutrients, Inc - as production and distribution partner

- Proven effective with professional athletes

- Team has over 60 years experience in healthcare and life sciences and 20 years in cannabis

- Market size $25B by 2022

Cannabis is a proven pain reliever, but current topicals on the market are superficial and ineffective.

The problem:

Deal terms

Funding goal *i*	Investment size
$50K – $1.07M	min $100, max $107K

Type of security	
Crowd Safe · Learn more	

Discount	Valuation cap
0%	$16,000,000

Perks

Get additional perks from RMR Laboratories for your investment

INVEST
$1,000

RECEIVE
One year's supply of our chronic pain CBD cream. (12 x 25 ml product) *subject to availability in your home state

INVEST
$2,500

Until now, there were only two ways to get cannabis into the body – smoke it or eat it. Both options have negative side effects, aren't convenient, and are inconsistent.

Solution:

We developed the first and only line of cannabis topicals using a pharmaceutical technology that can deliver cannabis through the skin. **It's like injecting cannabis into your body, but without the trauma of a needle.**

First application

Our first product line targets chronic pain and sports injuries using CBD, which is non-psychoactive.

1 in 3 people in the United States suffer from chronic pain.

We decided to start with these applications because there we saw an overwhelming need to develop a natural, effective alternative to pain killers with negative side effects, like opioids.

We've tested our products with elite athletes, coaches, and people who have had chronic pain for decades.

Here's is a sample of what they've had to say:

- "I've had knee pain every year that I was in the NBA – 16 years – but after using your CBD lotion, I don't even need to ice my knee or take any painkillers anymore. I've given some to my [retired NBA] friends and they're all asking me when they can buy the cream." – Former NBA player (retired 2016)
- "My achilles flares up, especially when I train and your CBD product helps me recover faster so I can keep training." – Ironman triathlete and training coach for over 125 current and former NBA players
- "I've had chronic neck pain for over 20 years and I've tried everything. My doctor wants me to try steroid injections into my neck next. But after your trying your lotion, I'm going to need a steady supply because it's the only thing that has ever worked. Seriously, when can I get some more." – In home trial participant, 38-year old woman, reporter
- "After a half day of work, I have debilitating wrist and elbow pain. I've had it since a car accident and physical therapy didn't help. I don't like taking painkillers. After using your lotion, I felt immediate relief and it lasted for hours. I've been using it for a few days and now I don't have to interrupt my schedule because of pain." - In home trial participant, 44-year old woman, lawyer
- "I often have trouble concentrating because of the pain in my back. After applying



RECEIVE

Three year's supply of our chronic pain CBD cream. (12 x 25ml product). Plus, one year supply of another product of your choosing (12 x 25ml) from our catalog. *subject to availability in your home state

INVEST

$5,000

RECEIVE

All the above, plus an autographed item from one of our endorsers.

INVEST

$10,000

RECEIVE

All the above, plus an exclusive invite to a BigMike launch party. *travel not included

INVEST

$25,000 or more

RECEIVE

All of the above, plus exclusive invite to the annual investor retreat, including travel.

Documents

Official filing on SEC.gov

Form C

Company documents

No documents added yet.

your cream, even an hour later, I didn't even notice the pain in my back. I felt like I could focus again on my normal tasks. The cream smells really nice and a little goes a long way. I know that for me, this was something that helps me get through the hard part of my day because of my back. It helps me power through the day." – In home trial participant, 29 year old woman, Pilates teacher

Over 90% of our users felt relief from pain within 10 minutes.

The shortest duration of relief was 90 minutes. Some people had their pain go away completely after continued use. Every single trial user felt some type of pain relief.

How it works:

- The top layer of the skin, called the stratum corneum, is designed to protect the body by keeping harmful substances out.

- The topicals designed by RMR Laboratories work by **creating an intercellular pathway directly through the skin.** The pharmaceutical technology has been shown to deliver active ingredients up to 25 millimeters below the skin in a non-toxic, non-traumatic way.



With the topicals from RMR, there is a way to deliver cannabis directly where you feel pain.

Market:

2016 was a watershed year for the cannabis industry.

Cannabis products are now legal medically in 29 states and more than 60% of the population believes it should be legal everywhere.

The industry is being driven by the health and wellness sector which will be worth **$25B by 2022 with tens of millions of consumers entering the market.**



Number of people in the United States affected by:

- Chronic Pain: 110M

- Migraines: 76M

- Insomnia: 60M

- Anxiety: 40M

- Arthritis: 40M

- Depression: 16M

Product Development:

We are ready to begin production on our products to address sports injuries and chronic pain.



Future Roadmap

We are poised to meet the needs of the tens of millions of people who will be turning to cannabis to treat their health ailments.

Our skin-penetrating technology provides a platform to quickly and efficiently address new health applications as well as build depth within current product lines.



We have only begun to scratch the surface on the therapeutic effects of different delivery systems and cannabis strains. In addition to topicals, we have future plans to expand into additional health and wellness product categories.



Competition:

RMR Laboratories has a unique position in the marketplace.



There are no topicals that contain our proprietary transdermal chemistry to deliver the pain-relieving properties of cannabis through the skin.

Our topicals address the source of the muscle or joint inflammation rather than try to mask the pain like existing pain relief creams do. NSAIDS can cause unwanted side effects like stomach irritation. Finally, unlike opioids, our pain relieving topicals have a localized effect, are not psychoactive (in the case of CBD), and are convenient to use because they do not impair motor function.

What's next:

Our plans are to launch our topical products to address chronic pain and sports injuries in 1Q2018.

Our first three markets for product launch will be in Colorado, Oregon, and California. We are currently finalizing pre-orders from these three markets for $2.2M in revenue in the first half of 2018.

Our exclusive partnership with Advanced Nutrients for production and distribution expands our reach into every major market for medical and recreational cannabis, both in the US and internationally.



- 300 Team Members Worldwide
- Sales in 95 Countries
- Owns 100% of its Distribution Channel Globally
- Debt-Free and 100% Self-Funded (No Investors or Loans)

Our operating model allows us to scale quickly and efficiently. We centralize our research and production in California and ship the formula base without cannabis actives to each market where the end products are produced.



RMR Laboratories (California)
Develop formula base (without cannabis)
Final production and distribution
California
Oregon
Colorado
Markets for product launch
Washington
Nevada
Future expansion in 2018

Use of proceeds:

The proceeds from the campaign will be used on three priorities:

1. **Production:** Build up raw material inventory to begin production of our products ready to commercialize.
2. **R&D:** Scale research and development, including headcount, to address additional health and wellness applications identified in our product roadmap.
3. **Marketing:** Finalize product branding. Increase market research and user testing to determine product effectiveness and positioning.

Meet the CEO

Mike Lui





Mike's entrepreneurial roots developed both in boardrooms and in combat zones. As a US Army veteran, Mike led teams to rebuild Iraq and set up its first democratic elections. As a management consultant, Mike has advised Fortune 50 companies on all aspects of their corporate strategy. As a technology product manager, Mike has helped to launch new business lines for Amazon. He's using this diverse range of leadership experience along with a passion for execution and compassion for making people's lives better to build RMR Laboratories.

I believe in the power of high expectations on the performance of people and teams. I believe that everyone has a ceiling that they cannot see, but if they continue to strive and persevere, that high ceiling may come into view. That's why I believe in the power of the work we are doing at RMR Laboratories. If we can develop products to reduce people's pain in a meaningful way without paralyzing addictions or side effects, then we've given them a chance to set and strive for those high expectations.

Thank you for taking some time to learn about the work we are doing at RMR. I'm proud of the progress the team has made in such a short period of time. Our first flagship CBD formulation has garnered tremendous response from our trial participants and I can't wait to make it available to all those that experience chronic pain.

But we're just getting started, and I'm just as excited about the rest of our roadmap. We finally have the ability to use clinically valid transdermal technology to steer the healing properties of cannabis to where we need it. That to me is game-changing.

I hope you'll join us.

- Mike

About RMR Laboratories

Legal Name
RMR Laboratories, Inc

Founded
Aug 2017

Form
Delaware Corporation

Employees
2

Website
http://www.rmrlaboratories.com



Social Media

Headquarters

The Venice
ach Boardwalk
VENICE
Marina Beach
(Mother's Beach)
Marina
Del Rey
Venice Beach
Speedway
Burton
Chace Park
90
1
3546 Via Dolce , Marina del Rey, CA
Map data ©2017 Google

RMR Laboratories team

Everyone helping build RMR Laboratories, not limited to employees



Michael Lui

CEO

6+ years in healthcare/life sciences experience :: Founder - OmicMD, genomic medicine platform :: Launched AmazonGo and AmazonBooks for Amazon :: Manager, Deloitte Consulting





in

Ryan Beal

Research & Development

20+ years healthcare/life sciences experience :: Founder - Remedy Skin+Body, SkinGrin.com, InSource Medical :: Partner, Mckinsey





in

Buck Jordan

Director

Managing Partner, SPARK Cannabis Venture Studio :: Investments in Gyft, Winc, Miso Robotics, ChowNow, Jukin Media





in

Leila Fenelon

Brand & Consumer Research

12+ years in marketing, new products and consumer insights :: Founder: Illume Insights :: Managed Herbal Essences business for P&G :: Launched 20+ products at Hyland's, a homeopathic pharma company





in

Will Gardenswartz

Marketing Technology

SVP Catalina Marketing and GM McDonald's :: Director, TCI and Liberty Media :: Co-Founder - Done Right! EdeniQ, Outbid and WinUru



in



Mike "BigMike"
Straumietis
Influencer/CEO, Advanced
Nutrients

Press

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FAQ

Will I get high? ›

What other products are you working on?

What types of pain qualify as chronic pain?

Can I travel with your products?

Are there interactions with other
medications?

Show all FAQ

Will I get high?

This is the most common question that we receive. The short answer is yes. If our topicals contain
THC, you will receive a psychoactive effect from it and you will test positive on a drug test. For the
first products we are launching in 2018 targeting chronic pain and sports injuries, the formulations
contain only CBD, which is not psychoactive, and you will not get 'high'.

Risks

No risk disclosures have been provided yet.

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